Letter 00003/2017/P

São Paulo, February 20, 2017.

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	CPFL Energia, S.A. (CPFL Energy, Inc.)
Form 20-F for Fiscal Year Ended December 31, 2015
Form 6-K filed August 12, 2016
Response Dated January 23, 2017
File No. 001-32297

Response to Staff Comment Letter dated February 6, 2017

Dear Ms. Thompson,
We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated February 6, 2017, received by CPFL Energia S.A. (“we” or the “Company”) concerning our annual report on Form 20-F filed with the SEC on April 15, 2016 (the “Form 20-F”) and concerning our current report on Form 6-K furnished to the SEC on August 12, 2016 (the “2Q16 results announcement”).  This letter provides our responses to the Staff’s comment mentioned in your letter.  For your convenience, we have reproduced below in italics the Staff’s comment and have provided a response immediately below.

Form 6-K filed August 12, 2016

1.	We have reviewed your response to our comment and have the following comments:

•	You indicate that you intend to present the non-GAAP measures EBITDA and “EBITDA Pro forma” in future filings. Please confirm if you also intend to present the non-GAAP measure “Adjusted EBITDA.”

•
Clarify if any of your EBITDA measures include proportional adjustments for investees accounted for under the equity method or if they only include proportional adjustments for consolidated entities that are not wholly-owned.

•
Please confirm, if true, that “EBITDA Pro Forma” is the only non-GAAP income measure used in your debt covenant calculations. In doing so, clarify whether or not adjusted EBITDA, adjusted EBIT, adjusted net income and/or adjusted PMSO are used in any covenant calculations.

•
It appears that “EBITDA Pro Forma” represents an input to debt covenant formulas rather than a stand-alone debt covenant metric. Accordingly, please clarify why it appears you do not intend to present the full debt covenant calculation in future filings.

Response to Staff Comment #1

(a)	First Bullet Point

We confirm that going forward we do not intend to present Adjusted EBITDA in regular disclosures, although we may decide to do so if our business experiences any non-recurring events. In accordance with Item 10 of Regulation S-K, we consider non-recurring events to be items that did not register a similar charge or gain within the prior two years and that we do not believe are reasonably likely to recur within two years.

In the event that such adjustments are necessary, we will present a full quantitative reconciliation (by schedule or other clearly understandable method) of the differences between this item and the most comparable financial measure calculated and presented in accordance with IFRS.

(b)	Second Bullet Point

Our presentation of EBITDA Pro Forma (and, if applicable, Adjusted EBITDA) includes both the proportional adjustments for our controlled subsidiaries that are fully consolidated on a line-by-line basis in our financial statements, but in which we hold equity stakes of less than 100%, and proportional adjustments for all investees accounted for under the equity method. These proportional adjustments are presented in the “Net Income to EBITDA” and “EBITDA to EBITDA Pro Forma” reconciliations in our response to (d) “Fourth Bullet Point” below (debt covenant calculations).

As discussed in our response dated December 9, 2016 to the Staff’s letter dated November 14, 2016, in order to enhance the understanding of these adjustments in future disclosures, we will present a full quantitative reconciliation of the differences between these items and the most comparable financial measures calculated and presented in accordance with IFRS. The reconciliation table presented under (d) “Fourth Bullet Point” below provides an example of the reconciliation we intend to present in future disclosures and illustrates how these calculations are made.

(c)	Third Bullet Point

“EBITDA Pro Forma” is not the only non-GAAP income measure used in our debt covenant calculations. All non-GAAP income measures shown in the covenants table presented on page 3 of our response dated January 23, 2017 to the Staff’s letter dated January 6, 2017 (which uses the same defined terms as are used in our credit facilities) reflect pro forma adjustments of the same nature as those used to calculate our EBITDA Pro Forma. As such, the term “Finance Income (Costs)” is also a non-GAAP measure calculated using proportional consolidation.

Specifically, the terms “EBITDA” and “Adjusted EBITDA”, as mentioned in this covenants table, are not additional non-GAAP income measures since these terms, as used in the credit facilities, merely refer to the measure that we call “EBITDA Pro Forma”. Thus, to clarify, the defined terms “EBITDA” and “Adjusted EBITDA” mentioned in this covenants table are not the same as “EBITDA” and “Adjusted EBITDA” as presented in our disclosures and discussed under (a) “First Bullet Point” above, in our response dated December 9, 2016 to the Staff’s letter dated November 14, 2016, and in our response dated January 23, 2017 to the Staff’s letter dated January 6, 2017.

We further confirm that Adjusted EBITDA, Adjusted EBIT, Adjusted Net Income and Adjusted PMSO are not used in any covenant calculation.

(d)	Fourth Bullet Point

We acknowledge the Staff’s comment and we confirm that EBITDA Pro Forma is an input to our debt covenant formulas. In future disclosures, we will present the full calculation for Net Debt/EBITDA Pro Forma along with a full quantitative reconciliation to the most comparable financial measure calculated and presented in accordance with IFRS.

We do not intend to present a reconciliation of any other covenant measure since the Net Debt/EBITDA Pro Forma debt covenant applies to the majority of our debt. We believe that this metric is a well-recognized performance measurement in the electricity industry that is frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry.

The following table presents a full quantitative reconciliation of our debt covenant Net Debt/EBITDA Pro Forma, as an example of the reconciliation we intend to present in future disclosures. We intend to present this reconciliation as opposed to the reconciliation presented in Table 2 on page 5 of our response dated January 23, 2017 to the Staff’s letter dated January 6, 2017:

Net Debt Pro forma reconciliation  (2Q16)

Net debt - Generation projects - R$ million
June 2016	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco- ense	Epasa	Subtotal
Borrowings and debentures	342	6,023	36	6,401	282	194	1,485	276	2,238	8,639
Cash and cash equivalents	191	564	17	772	176	18	131	55	380	1,152
Net Debt	151	5,459	20	5,629	106	176	1,355	222	1,858	7,487
CPFL stake (%)	65%	51.61%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Net Debt in generation projects	98	2,817	12	2,927	51	44	691	118	905	3,832

Reconciliation - R$ million
CPFL Energia
Gross Debt	18,920
(-) Cash and cash equivalents	5,465
Net Debt (IFRS)	13,455
(-) Fully consolidated projects	-5,629
(+) Proportional consolidation	3,832
Net Debt (Pro Forma)	11,658

EBITDA - Generation projects - R$ million
LTM 2Q16	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco- ense	Epasa	Subtotal
Net operating revenue	272	1,478	31	1,782	560	326	755	724	2,364	4,146
Operating cost and expense	-52	-432	-21	-505	-155	-133	-113	-513	-914	-1,419
EBITDA	220	1,047	10	1,277	406	193	641	210	1,450	2,727
CPFL stake (%)	65%	51.61%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Proportional EBITDA	143	540	6	689	198	48	327	112	685	1,374

Reconciliation - R$ million
CPFL Energia - LTM 2Q16
Net income	1,115
Amortization	1,262
Financial Results	892
Income Tax /Social Contribution	665
EBITDA	3,934
(-) Equity income	-268
(-) EBITDA - Fully consolidated projects	-1,277
(+) Proportional EBITDA	1,374
EBITDA Pro Forma	3,763

Net Debt / EBITDA Pro Forma	3.10

* * * *

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter, the Form 20-F and the 2Q16 results announcement be directed to the following at all times:

Andre Dorf
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704 / Fax: 55.19.3756.8075

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, SP, Brazil
Tel: 55.11.3702.2200 / Fax: 55.11.3702.2224

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax: +55-11-3702-2224, email: robert.ellison@shearman.com).

Sincerely,

/s/ Andre Dorf
CPFL Energia S.A.
Name: Andre Dorf
Title: Chief Executive Officer

/s/ Gustavo Estrella
CPFL Energia S.A.
Name: Gustavo Estrella
Title: Chief Financial Officer

cc:	Lisa Sellars, Staff Accountant
Andrew Blume, Staff Accountant
Securities and Exchange Commission